[CITIZENS HOLDING COMPANY LETTERHEAD]

January 14, 2010

Christian Windsor, Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

VIA EDGAR

Re:	Citizens Holding Company
Form 10-K for the fiscal year Ended December 31, 2008
Form 10-Q for the period ended September 30, 2009
File No. 001-15375

Dear Mr. Windsor:

As Chief Financial Officer and Treasurer for Citizens Holding Company (the “Company”), I acknowledge receipt of your letter dated January 11, 2010 (the “Comment Letter”). The Company’s responses to the SEC’s comments are keyed to the numbering in the Comment Letter.

1.	Form 10-K for the Year Ended December 31, 2008 – Cover Page.

The Company will include the correct filing number (001-15375) in all future filings.

2.	Executive Compensation, page 27 (page 15 of Proxy Statement on Schedule 14A)

The Company confirms that the two named executive officers were the only two employees of the Company that received total compensation greater than $100,000 for the years ended December 31, 2006, 2007 and 2008.

3.	Executive Compensation, page 27 (page 15 of Proxy Statement on Schedule 14A)

The Company acknowledges the comment. The Company’s disclosure was intended to convey:

Considerations. At its meeting in January each year, the compensation committee analyzes the Company’s performance, Bank performance and the individual performance of each named executive officer, with the growth of our net income being the primary consideration. For the 2008 fiscal year, the committee determined that Mr. McKee would be paid a cash bonus of 25% of Mr. McKee’s 2008 base salary (“McKee Base Bonus”) and Mr. Smith would be paid a cash bonus of 15% of Mr. Smith’s 2008 base salary (“Smith Base Bonus”) if the Company’s net income increased by 5% from the prior year (the “Net Income Target”). The McKee Base Bonus and the Smith Base Bonus were each subject to adjustment either up or down, based upon the difference between actual net income for 2008 and the Net Income Target. For each 1% increment actual net

Christian Windsor

January 14, 2010

income varied above or below the Net Income Target, the McKee Base Bonus and the Smith Base Bonus were increased or reduced by 2%; provided, however, that no bonus would be paid to either Mr. Smith or Mr. McKee if actual net income did not exceed 80% of the Net Income Target. For example, if actual net income in 2008 exceeded the Net Income Target by 5% (e.g., total growth of 10.25% in net income from the prior year), then the bonus payable to Mr. McKee would be adjusted to 27.5% of Mr. McKee’s base salary and the bonus payable to Mr. Smith would be adjusted to 16.5% of Mr. Smith’s base salary, calculated as follows:

Adjustment Calculation

•	Percentage difference between actual net income and Net Income Target = 5%

•	2% incremental adjustment for each 1% increase from Net Income Target = 10% total adjustment

•	10% times McKee Base Bonus of 25% of salary = 2.5% upward adjustment to McKee Base Bonus or 27.5% adjusted bonus percentage

•	10% times Smith Base Bonus of 15% of salary = 1.5% upward adjustment to Smith Base Bonus or 16.5% adjusted bonus percentage

Alternatively, if net income in 2008 was 5% less than the net income target, then the applicable bonus percentages would be decreased. Mr. McKee would receive a bonus equal to 22.5% of Mr. McKee’s base salary (McKee Base Bonus of 25% minus 2.5% downward adjustment) and Mr. Smith would receive a bonus equal to 13.5% of Mr. Smith’s base salary (Smith Base Bonus of 15% minus 1.5% downward adjustment). In 2008, earnings were 14% higher than the Net Income Target and accordingly, Mr. McKee received a bonus of 32% of his base salary (McKee Base Bonus of 25% plus an upward adjustment of 7%) and Mr. Smith received a bonus of 19.2% of his base salary (Smith Base Bonus of 15% plus an upward adjustment of 4.2%).

The Company will clarify in future disclosures the manner in which our named executive officer’s bonus is calculated, as more fully described above.

4.	Executive Compensation, page 27 (page 15 of Proxy Statement on Schedule 14A)

The Company’s disclosure was intended to convey that Mr. McKee makes recommendations regarding the compensation of officers, other than himself. Mr. Smith does not make any recommendations to the compensation committee regarding his own compensation or any other officers’ compensation. The Company will clarify this information regarding officer compensation in future disclosures.

5.	Certain Relationships and Related Transactions, and Director Independence, page 28 (Board of Directors, page 7 of Proxy Statement on Schedule 14A)

The Company will ensure future filings include the SEC’s proposed language in conformance with Instruction 4(c) to Item 404(a) of Regulation S-K.

Christian Windsor

January 14, 2010

6.	Form 10-Q for the Quarterly Period Ended September 30, 2009 – Part I. Financial Information – Notes to Financial Statements – Investment Securities

The Company will ensure future filings include disclosures required by ASC 320-10-50 in both interim and annual periods.

7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations – Credit Loss Experience, pages 18-19

The Company will ensure future filings include, in tabular format, a breakdown of nonperforming loans by loan type.

On behalf of the Company, the undersigned acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (601) 389-3302 with respect to this response to the Comment Letter or if you need additional information. We appreciate your assistance.

Sincerely,

/s/ Robert T. Smith
Robert T. Smith Treasurer and Chief Financial Officer